SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 2 to
Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MOMENTA PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3561634
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

675 West Kendall Street

Cambridge, Massachusetts 02142

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $.0001 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable):  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable

AMENDMENT NO. 2 TO FORM 8-A

The undersigned Registrant, Momenta Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is filing this Amendment No. 2 to Form 8-A on Form 8-A/A to amend information set forth in the Company’s Registration Statement on Form 8-A dated June 14, 2004, as amended by Amendment No. 1 to Form 8-A on Form 8-A/A dated November 8, 2005 (as amended, the “Form 8-A”).

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1 of the Form 8-A is hereby amended and restated to read as follows:

Item 1:  Description of Registrant’s Securities to be Registered.

The following description of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), and preferred stock, $0.01 par value per share (the “Preferred Stock”) summarizes the material terms and provisions of these types of securities.  For the complete terms of the Common Stock and Preferred Stock, please refer to the Company’s Third Amended and Certificate of Incorporation (the “Certificate of Incorporation”) and Second Amended and Restated By-laws (the “By-laws”), which have been filed with the Securities and Exchange Commission.  The terms of these securities may also be affected by Delaware law.

Under the terms of the Certificate of Incorporation, the Company’s authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, of which 100,000 shares have been designated Series A Junior Participating Preferred Stock (“Series A Junior Preferred Stock”).  The rights and preferences of the remaining authorized Preferred Stock may be established from time to time by the Company’s Board of Directors (the “Board”).

Common Stock

Holders of the Company’s Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.  Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.  Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by the Board, subject to any preferential dividend rights of outstanding Preferred Stock.  In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive proportionately the Company’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock.  Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.  All outstanding shares of Common Stock are fully paid and nonassessable.  The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

As of July 31, 2009, 39,895,637 shares of Common Stock were outstanding and there were approximately 60 stockholders of record.

Preferred Stock

Pursuant to the terms of the Certificate of Incorporation, the Board is authorized to direct the Company to issue shares of Preferred Stock in one or more series without stockholder approval, up to an aggregate of 5,000,000 shares of Preferred Stock.  The Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of Preferred Stock.  The purpose of authorizing the Board to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.  The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the Company’s outstanding voting stock.

The Company has no present plans to issue any shares of Preferred Stock.

On October 31, 2005, in connection with the adoption of a rights plan, which has subsequently expired, the Board designated 100,000 shares of Preferred Stock as Series A Junior Preferred Stock, as set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on November 8, 2005.

Antitakeover Provisions

The Company is subject to Section 203 of the Delaware General Corporation Law.  Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board or unless the business combination is approved in a prescribed manner.  A “business combination” includes, among other things, a merger or consolidation involving the Company, and the interested stockholder and the sale of more than 10% of the Company’s assets.  In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

The Certificate of Incorporation and the By-laws divide the Board into three classes with staggered three-year terms.  In addition, the Certificate of Incorporation and the By-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of the Company’s shares of capital stock present in person or by proxy and entitled to vote.  Under the Certificate of Incorporation and the By-laws, any vacancy on the Board, including a vacancy resulting from an enlargement of the Board, may be filled only by vote of a majority of the Company’s directors then in office.  The classification of the Board and the limitations on the ability of the Company’s stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

The Certificate of Incorporation and the By-laws provide that any action required or permitted to be taken by the Company’s stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting.  The Certificate of Incorporation and the By-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the Board, chief executive officer, the president or the Board.  In addition, the By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Board.  Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting.  These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities until the next stockholder meeting.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage.  The Company’s By-laws may be amended or repealed by a majority vote of the Board or by the affirmative vote of the holders of at least 75% of the votes which all Company stockholders would be entitled to cast in any annual election of directors.  In addition, the affirmative vote of the holders of at least 75% of the votes which all Company stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of the Company’s Certificate of Incorporation as described in the prior two paragraphs.

Limitation of Liability and Indemnification

The Certificate of Incorporation contains provisions permitted under the Delaware General Corporation Law relating to the liability of directors.  The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, the Certificate of Incorporation contains provisions to indemnify the Company’s directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is American Stock Transfer & Trust Co.

NASDAQ National Market

The Company’s Common Stock is listed on the NASDAQ Global Market under the symbol “MNTA.”

Item 2 of the Form 8-A is hereby amended and restated to read as follows:

Item 2:  Exhibits.

The following exhibits are filed herewith (or incorporated by reference as indicated below):

1.                                       Third Amended and Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 (File No. 333-113522).

2.                                       Second Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form S-1 (File No. 333-113522).

3.                                       Certificate of Designations of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of the State of Delaware on November 8, 2005, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2005.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 7, 2009

MOMENTA PHARMACEUTICALS, INC.

By:	/s/ RICHARD P. SHEA
Name: Richard P. Shea
Title: Chief Financial Officer